NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

FILE No.
82-3874

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 17 2006
WASH. D.C.
213

November 9, 2006

06018625

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated November 9, 2006

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

for [signature]
BARBARA O'NEILL

PROCESSED
NOV 24 2006
THOMSON
FINANCIAL

dw 11/20

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No. 82-3874

NEWS RELEASE

NOVEMBER 9, 2006

News Release: 06-19

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Black Lake Uranium Property Acquired

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce the acquisition of the Black Lake Uranium property, located approximately 40 kilometers from Stony Rapids, in northern Saskatchewan.

The property will be explored for basement-hosted uranium deposits, a deposit type that has been under explored in the province. The seven mineral claims, totaling 5,848 hectares, host known uranium occurrences, and are located within, or near, major regional trends believed to be active during the mineralizing processes.

The occurrences within this area are commonly contained within lit-par-lit type pegmatite which is part of a paragneiss sequence. Uranium mineralization within these occurrences is commonly associated with molybdenite, pyrrhotite, pyrite and lesser chalcopyrite. Areas of the Black Lake property have seen varying levels of historic exploration including limited diamond drilling.

Manson Creek may acquire a 100% interest in the Black Lake property, over a three-year option period, through staged cash payments totaling $20,000 and the issuance of 400,000 common shares of the Company. The property vendor will retain a 1.5% NSR (Net Smelter Royalty), of which 1.0% is purchasable at Manson Creek's election for $1,500,000.

Manson Creek is currently compiling historic data to guide its future exploration programs on the property.

This transaction is subject to all regulatory and exchange approvals.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

MANSON CREEK RESOURCES LTD.

FILE No. 82-3874

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464. FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE

NOVEMBER 9, 2006

News Release: 06-19

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Black Lake Uranium Property Acquired

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce the acquisition of the Black Lake Uranium property, located approximately 40 kilometers from Stony Rapids, in northern Saskatchewan.

The property will be explored for basement-hosted uranium deposits, a deposit type that has been under explored in the province. The seven mineral claims, totaling 5,848 hectares, host known uranium occurrences, and are located within, or near, major regional trends believed to be active during the mineralizing processes.

The occurrences within this area are commonly contained within lit-par-lit type pegmatite which is part of a paragneiss sequence. Uranium mineralization within these occurrences is commonly associated with molybdenite, pyrrhotite, pyrite and lesser chalcopyrite. Areas of the Black Lake property have seen varying levels of historic exploration including limited diamond drilling.

Manson Creek may acquire a 100% interest in the Black Lake property, over a three-year option period, through staged cash payments totaling $20,000 and the issuance of 400,000 common shares of the Company. The property vendor will retain a 1.5% NSR (Net Smelter Royalty), of which 1.0% is purchasable at Manson Creek's election for $1,500,000.

Manson Creek is currently compiling historic data to guide its future exploration programs on the property.

This transaction is subject to all regulatory and exchange approvals.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464, FAX: 403.266.2606 WWW.MANSON.CA

FILE No. 82-3874

NEWS RELEASE **NOVEMBER 9, 2006**

News Release: 06-19 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Black Lake Uranium Property Acquired

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce the acquisition of the Black Lake Uranium property, located approximately 40 kilometers from Stony Rapids, in northern Saskatchewan.

The property will be explored for basement-hosted uranium deposits, a deposit type that has been under explored in the province. The seven mineral claims, totaling 5,848 hectares, host known uranium occurrences, and are located within, or near, major regional trends believed to be active during the mineralizing processes.

The occurrences within this area are commonly contained within lit-par-lit type pegmatite which is part of a paragneiss sequence. Uranium mineralization within these occurrences is commonly associated with molybdenite, pyrrhotite, pyrite and lesser chalcopyrite. Areas of the Black Lake property have seen varying levels of historic exploration including limited diamond drilling.

Manson Creek may acquire a 100% interest in the Black Lake property, over a three-year option period, through staged cash payments totaling $20,000 and the issuance of 400,000 common shares of the Company. The property vendor will retain a 1.5% NSR (Net Smelter Royalty), of which 1.0% is purchasable at Manson Creek's election for $1,500,000.

Manson Creek is currently compiling historic data to guide its future exploration programs on the property.

This transaction is subject to all regulatory and exchange approvals.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.